CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-14 of our report dated August 28, 2025, relating to the financial statements and financial highlights of Aggressive Investors 1 Fund, Ultra-Small Company Market Fund, and Small-Cap Value Fund, each a series of Bridgeway Funds, Inc., which are included in Form N-CSR for the year ended June 30, 2025, and to the references to our firm under the headings “I. Proposal - To Approve the Agreement and Plan of Reorganization - A. Overview”, “III. Miscellaneous Information - D. Independent Registered Public Accounting Firm”, and “Exhibit B - Financial Highlights of the Target Funds” in the Combined Proxy Statement/Prospectus.

/s/Cohen & Company, Ltd.
COHEN & COMPANY, LTD.
Philadelphia, Pennsylvania
April 13, 2026